SEWARD & KISSEL LLP
901 K Street, N.W.
Suite 800
Washington, D.C. 20001
Telephone:  (202) 661-7141
strench@sewkis.com

June 18, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund
File Nos. 333-169083 and 811-22461

Dear Ms. Vroman-Lee:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 7 and Amendment No. 10 to the registration statement filed with the SEC on May 1, 2014, on Form N-2 pursuant to Section 8(c) of the Securities Act of 1933, as amended (the "Registration Statement"), for Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund").  Capitalized terms herein have the meanings given to them in the Registration Statement.

Provided below are comments, accompanied by our responses in bold, we received verbally from you on June 12, 2014.

Prospectus

Comment 1:	We note that certain information is missing from the Registration Statement. Please confirm that the Registration Statement will be filed in final form before the requested effective date.

Response:	We confirm that the Registration Statement will be filed in final form by or before the effective date of July 1, 2014.

Comment 2:	The response letter to the Staff comments should include "Tandy representations."

Response:	We have included Tandy representations with our responses.

Ms. Vroman-Lee
June 18, 2014

Comment 3:	Disclose in the Prospectus that the reference to "private funds" on the cover page refers to hedge funds.

Response:	The requested change has been made.

Comment 4:	Consider removing indefinite language in the Registration Statement, as applicable (e.g., the term "generally").

Response:	The requested change has been made where appropriate.

Comment 5:
The Prospectus cover page states that the Fund's investment objective is "to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets."  Please explain how Morgan Creek Capital Management, LLC (the "Advisor") measures volatility and correlation.

Response:
The Advisor measures volatility with annualized standard deviation of monthly returns, which is a common way to measure volatility.  Correlation shows how the Fund returns move in relation to certain long-only equity benchmarks.

Comment 6:
The Prospectus states that the Fund invests directly in equity securities. Explain how the Advisor ensures that these direct investments are consistent with the Fund's investment objective and its investments in Portfolio Funds

Response:
The Advisor believes that direct investments in equity securities advances the Fund's investment objective. For example, direct investments allow the Advisor to decrease the Fund's relative exposure to certain long positions in the equity securities held by an underlying Portfolio Fund.

Comment 7:	Disclose in the Prospectus that the reference to "private funds" on Page 4 refers to hedge funds.

Response:	The requested change has been made.

Comment 8:
Page 6 of the Prospectus, under the sub-heading "Performance," states that the performance of the MSCI World Index is used for comparison purposes. In your response letter, explain why this index is used for a long/short fund.

Response:
The Advisor continues to believe that the MSCI World Index is the most appropriate index for the Fund to compare its performance to and to try to outperform. That index captures a broad representation of large- and mid-cap investments across developed countries.

Ms. Vroman-Lee
June 18, 2014

Comment 9:
On Page 8 of the Prospectus, under the sub-heading "Risks" you state that the Advisor reviews the valuation procedures used by each Manager of a Portfolio  Fund.  Please explain the steps the Advisor will take when a Manager to a Portfolio Fund incorrectly values a security in the Portfolio Fund.

Response:
As part of its due diligence process, the Advisor reviews the valuation procedures used by each Manager of a Portfolio Fund. Inadequate valuation procedures may increase the possibility that a Manager will not value a Portfolio Fund's investment correctly. Since the Advisor and the Fund rely on the Manager to correctly price securities held by the Portfolio Fund in accordance with FASB accounting standards, it is important that Managers have valuation procedures that accurately value such securities.

Comment 10:	Confirm that an auditor's consent will be filed prior to the effective date of the Registration Statement.

Response:	We confirm that an auditor's consent will be filed prior to the effective date of the Registration Statement.

Comment 11:
On Page 12 of the Prospectus, the Fee Table reflects fees and expenses as of March 31, 2014, when the Fund was part of a Master-Feeder structure. If the fees and expenses of the Fund will increase as a result of the despoking transaction, restate the fee table to reflect the increased fees and expenses.

Response:	After the despoking transaction, the fees and expenses of the Fund are not expected to increase; therefore, the fee table has not been restated.

Comment 12:	Confirm whether the Example on Page 12 of the Prospectus reflects Acquired Fund Fees and Expenses. If it does not, update the example to reflect such expenses.

Response:	The Example on Page 12 of the Prospectus reflects Acquired Fund Fees and Expenses.

Comment 13:
The Example on Page 12 of the Prospectus appears to reflect the Fund's contractual expense reimbursement in the 10 Year return. However, Footnote (3) to the Fee Table states that the expense reimbursement extends only until July 31, 2022. We note that the expense reimbursement would need to extend until at least July 1, 2024 in order for it to be reflected in the Example. Please restate the Example or disclose that the expense reimbursement will be extended the additional two years.

Response:
The Example on Page 12 of the Prospectus reflects the Fund's contractual expense reimbursement in the 10 Year return, as the expense reimbursement agreement has been extended to July 31, 2024.  The amended agreement will be filed as an exhibit to the Registration Statement.

Ms. Vroman-Lee
June 18, 2014

Comment 14:
With respect to the Fund's financial highlights in its annual report dated March 31, 2014, we note that pursuant to paragraph 10 of FASB ASC-946-205-50 the ratios of total expenses to average net assets before and after expense reimbursement should be annualized, or there should be disclosure noting those expenses that were not annualized.  Please address this requirement.

Response:
The ratio of total expenses to average net assets before and after expense reimbursement to the Fund's financial highlights covers the 12-month period ending March 31, 2014; therefore, it is an annual period and the ratios are annualized.

Comment 15:
On Page 14 of the Prospectus, the Registration statement refers to "general partners or investment advisers" of the Private Funds. Please consistently refer to such entities in the Registration Statement as "Managers".

Response:	The requested change has been made.

Comment 16:
Page 14 of the Prospectus states that the Fund shares certain characteristics of a private investment fund. Disclose that the Adviser relies on third-party Managers to indirectly manage the investments of the Fund.

Response:	The requested change has been made.

Comment 17:
Page 15 of the Prospectus discloses that "except as otherwise stated in [the] Prospectus and the Fund's Agreement and Declaration of Trust, the investment policies, strategies and restrictions of the Fund are not fundamental and may be changed by the Board, upon notice to, but without the approval of Shareholders." How much notice is provided to shareholders upon such change?

Response:	Shareholder notice of changes to non-fundamental policies, strategies and restrictions is not required by the Fund's governing documents; therefore, this reference has been removed.

Comment 18:
Page 16 of the Prospectus states that Portfolio Funds may pursue investment strategies in relative value and event driven categories.  Provide definitions of these categories in the Prospectus disclosure.

Response:	The requested change has been made.

Comment 19:	On Page 17 of the Prospectus under the sub-heading "Investment Due Diligence", replace the phrase "intends to" with "will".

Response:	The requested change has been made.

Ms. Vroman-Lee
June 18, 2014

Comment 20:
We note that certain Principal Risks of the Fund appear to be disclosed in the Non-Principal Risks section of the Prospectus. Revise the Principal Risks section to include all principal risks of the Fund.

Response:	The requested change has been made. The Principal Risks section has been sub-divided to include risks related to the Fund and to the Portfolio Funds.

Comment 21:
Add disclosure relating to the risks involved in the following investments included in the Principal Risks section of the Prospectus: 1) Preferred Securities; 2) Foreign Securities; 3) Global Bonds; and 4) Private Equity.

Response:	The requested changes have been made.

Comment 22:	Delete the term "but not limited to" under the sub-heading "Counterparty Arrangements" on Page 23 of the Prospectus.

Response:	The requested change has been made.

Comment 23:	Disclose and define the meaning of the term "Strategic Transactions" as referred to in the Registration Statement.

Response:	References to "Strategic Transactions" have been deleted.

Comment 24:	Include disclosure in the Principal Risks section with respect to risk relating to the reliance on Managers of the Portfolio Funds.

Response:	The requested change has been made.

Comment 25:	Remove or revise the disclosure under the sub-heading "Legal and Regulatory Risks" on Page 27 of the Prospectus regarding legislation and regulations relating to fund of funds.

Response:	The requested change has been made.

Comment 26:	On Page 29 of the Prospectus under the sub-heading "Repurchase of Shares", replace the phrase "intends to" with "will".

Response:	The requested change has been made.

Comment 27:
The sub-section "Registration under the 1940 Act and Advisers Act" on Page 30 of the Prospectus refers to the lack of protections under the 1940 Act with respect to the Fund's investments in Portfolio Funds.  Revise the disclosure to clarify the meaning of these disclosures.

Response:	The requested changes have been made.

Ms. Vroman-Lee
June 18, 2014

Comment 28:	We believe that the "Manager Risk" disclosed on Page 31 of the Prospectus should be a Principal Risk of the Fund. Please revise the Prospectus accordingly.

Response:	Please see response to Comment 24.

Comment 29:	We believe reference to the bankruptcy of Lehman Brothers Holdings Inc. on Page 32 of the Prospectus is outdated. Please revise or remove.

Response:	The requested change has been made.

Comment 30:
Page 33 of the Prospectus states that Managers of the Portfolio Funds may enter into separate agreements ("Side Letters") with certain of their investors that may contain more beneficial terms than those on which the Fund has invested. How does the Fund intend to obtain similar beneficial terms? How does the Advisor ensure that the Fund does not receive less favorable treatment than those other investors?

Response:
In many cases, the Fund invests in a Portfolio Fund that has already been in existence for a number of years and thus already has investors at the time of the Fund's investment. Managers of Portfolio Funds already in existence are less likely to negotiate terms with new investors, especially if it would cause them to have to re-negotiate terms with existing investors.  As part of its due diligence process, the Advisor typically requests copies of all existing Side Letters related to a Portfolio Fund. If such Side Letters potentially would be detrimental to a proposed investment by the Fund, the Advisor can choose to not invest Fund assets in such Portfolio Fund.

Comment 31:	Explain how the Fund does not receive less attractive incentives and positions as a result of the Side Letters.

Response:
The Fund  like any investor in a Portfolio Fund will own a pro rata share of the Portfolio Fund and therefore will have indirectly its fair share of the performance of the securities and other assets owned by the Portfolio Fund. As explained in the response to Comment 30, the Advisor may elect to not invest Fund assets in a Portfolio Fund if such Portfolio Fund has outstanding Side Letters that potentially would be detrimental to the Fund's proposed investment.

Comment 32:
On Page 33 of the Prospectus under the sub-heading, "Side Letters and Other Agreements", the term "clients" is used this terms does not appear elsewhere in the Prospectus. Please explain whether the term "clients" is accurate or some other term should be used..

Response:	The term "clients" has been revised to refer to other investors of the Portfolio Funds.

Ms. Vroman-Lee
June 18, 2014

Comment 33:
Explain how the Adviser adheres to its fiduciary duties with respect to the Fund in investing the Fund's assets in Portfolio Funds with knowledge that certain other investors in the Portfolio Funds may receive more beneficial terms than are provided to the Fund.

Response:
The Advisor adheres to its fiduciary duty by investing Fund assets in a Portfolio Fund only if such investment is suitable for the Fund. If a Portfolio Fund had outstanding Side Letters or other arrangements with non-Fund investors that would cause the Portfolio Fund investment to be unsuitable for the Fund, the Advisor would elect to not make such investment for the Fund.

Comment 34:
Page 33 of the Prospectus states that the Advisor may in certain circumstances negotiate separate agreements with Managers of Portfolio Funds. What type of notice is provided to shareholders of the Fund when the Advisor enters such agreements?

Response:
The Advisor does not provide formal notice to shareholders of the Fund when it negotiates separate agreements with a Portfolio Fund. As explained in the response to Comment 30, the Fund often invests in Portfolio Funds already in existence and thus the Advisor is less likely to have an opportunity to negotiate terms with the Managers of such Portfolio Funds.

Comment 35:
If an investor in a Portfolio Fund is also a shareholder of the Fund, and that investor receives benefits that other Fund shareholders do not receive, explain how this situation does not result in some Fund shareholders having different rights than other shareholders for purposes of the 1940 Act.

Response:
The Advisor is unable to confirm whether investors in the Portfolio Funds are also investors in the Fund. In any event, any benefits an investor of a Portfolio Fund would receive would be the product of that investor's negotiation with the Portfolio Fund's Manager. Since neither the Fund nor the Advisor would be involved in such negotiation, the Fund would not be treating such investor (i.e., Fund shareholder) different from how it treats other shareholders of the Fund.

Comment 36:
Page 33 of the Prospectus states that as a result of fees payable to the Portfolio Funds, the Fund (and indirectly Shareholders) will pay multiple investment management and other service provider fees. Confirm that Shareholders  of the Fund pay such fees only indirectly through their investments in the Fund. Confirm Shareholder fees are included in the Fund's fee table.

Response:	The Fund confirms that Shareholders pay such fees only indirectly as investors in the Fund. All fees to which Shareholders are subject are disclosed in the Fee Table.

Ms. Vroman-Lee
June 18, 2014

Comment 37:	We believe that the reference to the SEC emergency order on Page 38 of the Prospectus is outdated. Please remove such reference.

Response:	The requested change has been made.

Comment 38:
On Page 43 of the Prospectus, the Fund's performance is compared to that of the MSCI World Index. In your Response, explain why this is the index referenced, as this index includes only developed markets. Otherwise, change the index referenced to include one which covers both developed and emerging markets.

Response:	The Advisor believes that the MSCI World Index is representative of the various regions in which the Fund can invest. Furthermore, it is a common index looked to by investors in funds like the Fund.

Comment 39:	Revise the first sentence of under the section "Dividend Reinvestment and Cash Purchase Plan" on Page 44 of the Prospectus to clarify its meaning.

Response:	The requested change has been made.

Comment 40:	Page 45 of the Prospectus states that an affiliate of the Advisor may assume expenses of the Fund. Confirm whether affiliates of the Advisor assume such expenses.

Response:	No affiliate of the Advisor assumes expenses of the Fund. This reference has been removed from the Prospectus disclosure.

Comment 41:	Confirm that the section "Fund Expenses" includes disclosure regarding all material fees and expenses paid by the Fund.

Response:	We confirm that the section "Fund Expenses" includes disclosure regarding all material fees and expenses paid by the Fund.

Statement of Additional Information ("SAI")

Comment 42:	Explain whether the Fund will consider the concentration of Portfolio Funds when determining compliance with its own concentration policy.

Response:	The Advisor periodically reviews the holdings of the underlying Portfolio Funds on an aggregate basis for a number of reasons, including ascertaining the level of investments in a single industry.

Comment 43:	Pursuant to Item 17(b)(1) of Form N-1A, disclose in the SAI whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.

Response:	The Fund does not have a lead independent director. The requested disclosure has been added to the SAI.

Ms. Vroman-Lee
June 18, 2014

Part C

Comment 44:	Provide the language required by Rule 484 under the Securities Act of 1933 regarding indemnification.

Response:	The requested language has been added to the Fund's Part C.

*                      *                      *                      *                      *

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at the number indicated above.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:           Mark B. Vannoy